UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the

Securities Exchange Act of 1934

For the month of May 2013

Commission File Number: 1-31253

PENGROWTH ENERGY CORPORATION

(Exact name of registrant as specified in its charter)

2100, 222 – 3rd Avenue S.W.

Calgary, Alberta T2P 0B4 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                    Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY CORPORATION

May 1, 2013	By:	/s/ Christopher G. Webster
Name: Christopher G. Webster
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.

99.1	Management’s Discussion and Analysis for the period ended March 31, 2013

99.2	Financial Statements and Notes for the period ended March 31, 2013